FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 01 May 2018
Exhibit No. 2	Publication of Suppl.Prospcts dated 01 May 2018
Exhibit No. 3	RBS notes credit ratings action by Fitch Ratings dated 01 May 2018
Exhibit No. 4	Publication of Suppl.Prospcts dated 11 May 2018
Exhibit No. 5	Director/PDMR Shareholding dated 14 May 2018
Exhibit No. 6	Publication of Suppl.Prospcts dated 18 May 2018
Exhibit No. 7	Director/PDMR Shareholding dated 31 May 2018
Exhibit No. 8	RBS notes credit rating actions by Standard&Poor’s dated 31 May 2018
Exhibit No. 9	Total Voting Rights dated 31 May 2018

Exhibit No. 1

1 May 2018
The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

The Royal Bank of Scotland Group plc (the "Company") announces that Mike Rogers, a Non-executive director of the Company, purchased 20,000 Ordinary shares of £1 each (ISIN: GB00B7T77214) in the Company on 30 April 2018 at a price of £2.695 per share.

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

RBS Media Relations
+44(0)131 523 4205

Exhibit No. 2

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and NatWest Markets Plc (formerly known as The Royal Bank of Scotland plc) £90,000,000,000 Euro Medium Term Note Programme dated 1 May 2018.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/8069M_1-2018-5-1.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0) 20 7678 5313

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifiers:  2138005O9XJIJN4JPN90 /  RR3QWICWWIPCS8A4S074

Exhibit No. 3

The Royal Bank of Scotland Group plc

01 May 2018

RBS notes credit ratings action by Fitch Ratings

The Royal Bank of Scotland Group plc ("RBS") notes the decision by the credit rating agency Fitch Ratings to, among others:

●
Upgrade the Long-Term Issuer Default Ratings of National Westminster Bank Plc and Ulster Bank Limited to A- (from BBB+/Watch Positive).

●
Affirm the Long-Term Issuer Default Rating of NatWest Markets Plc (previously named The Royal Bank of Scotland plc) at BBB+.

●
Assign final Long-Term Issuer Default Ratings to The Royal Bank of Scotland plc (previously named Adam & Company Plc) of A- and Short-Term Issuer Default Ratings of F2, in line with the expected ratings assigned in September 2017.
●
The ratings of the Royal Bank of Scotland Group plc and the group's other rated subsidiaries were not affected by Fitch's rating action. The Outlooks on all group entities are Stable.

The upgrades of National Westminster Bank Plc and The Royal Bank of Scotland plc (which will become the two main ring-fenced banks within the group) reflect Fitch's view that external senior creditors are protected by a sufficient buffer of qualifying junior debt, consisting of additional tier 1 and tier 2 debt, in the case of the banks' failure. NatWest Markets ratings "will likely be driven by institutional support from its parent, RBSG, and will likely be equalised with its parent's to reflect the subsidiary's core and integral role in the group."

Fitch summary credit ratings:
Entity	Long term rating	Short term rating	Status post-Ringfencing
The Royal Bank of Scotland Group plc	BBB+	F2	Holding Company
National Westminster Bank Plc	A-	F2	Ring-fenced bank
Ulster Bank Limited	A-	F2	Ring-fenced bank
The Royal Bank of Scotland plc (previously Adam & Company Plc)	A-	F2	Ring-fenced bank
NatWest Markets Plc (previously The Royal Bank of Scotland plc)	BBB+	P-2	Non Ring-fenced bank

For further information please Contact:

Paul Pybus
Head of Debt Investor Relations
+44 (0) 20 7678 1153

RBS Media Relations:
+44 (0) 13 1523 4205

Forward-looking statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including (but not limited to) those related to RBS and its subsidiaries' regulatory capital position and requirements, financial position, future pension funding and contribution requirements, ongoing litigation and regulatory investigations, profitability and financial performance (including financial performance targets), structural reform and the implementation of the UK ring-fencing regime, the implementation of RBS's restructuring and transformation programme, impairment losses and credit exposures under certain specified scenarios, increasing competition from new incumbents and disruptive technologies and RBS's exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk. In addition, forward-looking statements may include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK 2017 Annual Report and Accounts (ARA) and other materials filed with, or furnished to, the US Securities and Exchange Commission. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier
The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90
The Royal Bank of Scotland plc	549300WHU4EIHRP28H10
National Westminster Bank Plc	213800IBT39XQ9C4CP71
NatWest Markets Plc	RR3QWICWWIPCS8A4S074
Ulster Bank Limited	213800BZ9V4RRA2IRN26

Exhibit No. 4

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and NatWest Markets Plc (formerly known as The Royal Bank of Scotland plc) £90,000,000,000 Euro Medium Term Note Programme dated 11 May 2018.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/8653N_-2018-5-11.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0) 20 7678 5313

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifiers:  2138005O9XJIJN4JPN90 /  RR3QWICWWIPCS8A4S074

Exhibit No. 5

14 May 2018
The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.   The Royal Bank of Scotland Group plc (the "Company") announces that ordinary shares of £1 each in the Company ("Shares") (ISIN: GB00B7T77214) were delivered to PDMRs on 11 May 2018, as set out below.

The Shares delivered represent payment of a fixed share allowance for the six month period ending 30 June 2018 and have been calculated using a share price of £2.7064.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Mark Bailie	73,899	34,733	39,166
Helen Cook	20,207	9,498	10,709
Chris Marks	83,137	39,075	44,062
Les Matheson	55,425	26,604	28,821
Ross McEwan	184,748	86,832	97,916
Simon McNamara	60,043	28,821	31,222
Alison Rose	71,590	33,648	37,942
David Stephen	64,662	30,392	34,270
Ewen Stevenson	147,798	69,466	78,332
David Wheldon	20,785	9,769	11,016

The above transactions took place outside of a trading venue.  The market price used to determine the number of Shares withheld to meet associated tax liabilities was £2.941.  Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs in the Computershare Retained Share Nominee account and will be released in instalments over a three year period.

2.   The Company announces that on 11 May 2018 Ross McEwan, transferred 27,602 Shares to charity for nil consideration.  The transfer is in line with the commitments Mr McEwan made in February 2015 and February 2016 to transfer all of his 2015 fixed share allowance and half of his 2016 fixed share allowance to charity.  Following the transfer to charity, Mr McEwan has relinquished all legal and beneficial rights to such Shares.  The transfer took place outside of a trading venue.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

RBS Media Relations
+44(0)131 523 4205

Exhibit No. 6

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and NatWest Markets Plc (formerly known as The Royal Bank of Scotland plc) £90,000,000,000 Euro Medium Term Note Programme dated 18 May 2018.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/6048O_-2018-5-18.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0) 20 7678 5313

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifiers:  2138005O9XJIJN4JPN90 /  RR3QWICWWIPCS8A4S074

Exhibit No. 7

31 May 2018

The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

The Company was notified on 29 May 2018 that the trustee of The Royal Bank of Scotland Group plc Buy As You Earn Share Plan (the "Plan") purchased ordinary shares of £1 each in the Company ("Shares") (ISIN: GB00B7T77214) on that date on behalf of the PDMR named below as a participant in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Chris Marks	Chief Executive, NatWest Markets Plc	52	£2.86

The transaction took place on the London Stock Exchange (XLON).

For further information contact:-

RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

RBS Media Relations
+44(0)131 523 4205

Legal Entity Identifier:
The Royal Bank of Scotland Group plc - 2138005O9XJIJN4JPN90
NatWest Markets Plc - RR3QWICWWIPCS8A4S074

Exhibit No. 8

RBS notes credit rating actions by Standard & Poor's

The Royal Bank of Scotland Group plc

31 May 2018

The Royal Bank of Scotland Group plc ("RBS") notes the decision by the credit rating agency Standard & Poor's ("S&P") to amend a number of ratings across the group, including to:

-           Upgrade the long-term ratings of National Westminster Bank Plc (NatWest), The Royal Bank of Scotland (RBS) plc and Ulster Bank Limited (UBL) to A- (from BBB+), which S&P consider to be "core ".

-           Upgrade the long-term ratings of The Royal Bank of Scotland International Limited (RBSI) and Ulster Bank Ireland DAC (UBIDAC) to BBB+ (from BBB), which S&P consider to be "highly strategic".

-           Affirm the long-term ratings of The Royal Bank of Scotland Group plc (RBSG)'s at BBB- and NatWest Markets Plc, NatWest Markets N.V. and NatWest Markets Securities Inc. senior unsecured debt ratings at BBB+, which S&P views now as "highly strategic".

-           Affirm all short term operating entities ratings assigned to group entities at A-2 and The Royal Bank of Scotland Group plc's short term rating at A-3.

-           Assign RBSG and all group entities a Positive Outlook

The upgrade reflects S&P's view that RBS group's shift to a simpler, more U.K.-centric retail and commercial banking operations, will yield more consistent statutory profit. The May 2018 agreement in principle with the U.S. Department of Justice to settle legacy litigation related to RMBS "eliminates the largest litigation risk to RBS' solvency". The positive outlook on all group entities indicates "the potential for a further upgrade, since [S&P] believes the bank's risk profile, notably asset quality, and risks to its capitalization are gradually converging toward those of RBS' U.K. peers."

S&P's summary credit ratings:
Entity	Long term rating	Short term rating	Outlook	Status post-Ringfencing
The Royal Bank of Scotland Group plc	BBB-	A-3	Positive	Holding Company
National Westminster Bank Plc	A-	A-2	Positive	Ring-fenced bank
Ulster Bank Limited	A-	A-2	Positive	Ring-fenced bank
The Royal Bank of Scotland plc	A-	A-2	Positive	Ring-fenced bank
Ulster Bank Ireland DAC	BBB+	A-2	Positive	Ring-fenced bank
NatWest Markets Plc	BBB+	A-2	Positive	Non Ring-fenced bank
NatWest Markets N.V.	BBB+	A-2	Positive	Outside the ring-fence
NatWest Markets Securities Inc.	BBB+	A.2	Positive	Outside the ring-fence
The Royal Bank of Scotland International Limited	BBB+	A-2	Positive	Outside the ring-fence

For further information please contact:

Paul Pybus

Head of Debt Investor Relations

+44 (0) 20 7678 1153

RBS Media Relations:

+44 (0) 13 1523 4205

Forward-looking statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including (but not limited to) those related to RBS and its subsidiaries' regulatory capital position and requirements, financial position, future pension funding and contribution requirements, ongoing litigation and regulatory investigations, profitability and financial performance (including financial performance targets), structural reform and the implementation of the UK ring-fencing regime, the implementation of RBS's restructuring and transformation programme, impairment losses and credit exposures under certain specified scenarios, increasing competition from new incumbents and disruptive technologies and RBS's exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk. In addition, forward-looking statements may include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK 2017 Annual Report and Accounts (ARA) and other materials filed with, or furnished to, the US Securities and Exchange Commission. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.
Legal Entity Identifier
The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90
National Westminster Bank Plc	213800IBT39XQ9C4CP71
Ulster Bank Limited	213800BZ9V4RRA2IRN26
The Royal Bank of Scotland plc	549300WHU4EIHRP28H10
Ulster Bank Ireland DAC	635400KQIMALJ4XLAD78
NatWest Markets Plc	RR3QWICWWIPCS8A4S074
NatWest Markets N.V.	X3CZP3CK64YBHON1LE12
NatWest Markets Securities Inc.	ZE2ZWJ5BTIQJ8M0C6K34
The Royal Bank of Scotland International Limited	21380078CCZSEEIIKA41

Exhibit No. 9

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure Guidance and Transparency Rules

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 May 2018:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 May 2018
Ordinary shares of £1	12,027,319,710	4	48,109,278,840
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,028,219,710		48,112,878,840

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 31 May 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary